UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-3

                                (AMENDMENT NO. 1)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)

                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                               AVOCA, INCORPORATED
                              (Name of the Issuer)
                                ----------------

                               AVOCA, INCORPORATED
                      (Name of Person(s) Filing Statement)
                                ----------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    053843108
                      (CUSIP Number of Class of Securities)
                                ----------------

                              Robert C. Baird, Jr.
                                    President
                               Avoca, Incorporated
                             228 St. Charles Avenue

                                    Suite 838
                          New Orleans, Louisiana 70130
                                 (504) 552-4720
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                                ----------------

                                 with copies to:

                             Charles A. Snyder, Esq.
                         Milling Benson Woodward L.L.P.
                               909 Poydras Street
                                   Suite 2300
                          New Orleans, Louisiana 70112
                                 (504) 569-7230
                                ----------------

This Statement is filed in connection with (check the appropriate box):

a.   X   The filing of solicitation materials or an information statement
    --- subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-101_, or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.       The filing of a registration statement under the Securities Act of
    ---  1933.
c.       A tender offer.
    ---
d.       None of the above.
    ---

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. X
                                                       ---

Check the following box if the filing is a final amendment reporting the results of the transaction.
                   ---

                               ---------------

                          CALCULATION OF FILING FEE

                                            Amount of
                     Transaction Value*     Filing Fee**
                     ------------------     -------------

                        $ 18,801,750         $ 2,382.19

* For purposes of calculating filing fee only. This amount assumes that approximately 21,000 of Avoca's 830,500 outstanding shares will be repurchased at a rate of $28.00 in lieu of issuing fractional shares. This amount also assumes the remaining 809,500 shares for which new stock will be issued are valued at the market rate as of August 11, 2004 of $22.50. The aggregate transaction value is the sum of both the repurchased share value and reissued share value.
** The amount of the filing fee is calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 issued by the U.S. Securities and Exchange Commission on January 26, 2004, by multiplying the transaction value by ..00012670.

     X   Check box if any part of the fee is offset as provided by Section
    --- 240.11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number of the Form or Schedule and the date of its filing

         Amount previously paid: $2,382.19
         Form or Registration No.: 13E-3
         Filing Party: Avoca, Incorporated
         Date Filed: August 13, 2004


--------------------------------------------------------------------------------

                                  INTRODUCTION

      This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") filed with the Securities and Exchange on August 13, 2004, by Avoca, Incorporated, a Louisiana corporation ("the Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt:

     (a) a 100-for-1 reverse stock split of the Company's no par value common stock ("Stock"); and

     (b) a cash payment of $28.00 per pre-split share, in lieu of issuance of fractional shares, to beneficial stockholders owning fractional shares after the reverse stock split.

Items (a) and (b) will be considered one proposal (the "Split Transaction").

      This Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a revised preliminary proxy statement, including annexes, filed by the Company pursuant to Regulation 14A under the Exchange Act ("Proxy Statement"), which will notify stockholders of a special
meeting of Company stockholders, scheduled for             , 2004, where
stockholders will be asked to approve the Split Transaction and conduct any other business properly brought before the special meeting.


      The following Cross-Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and provides the location in the Proxy Statement of all information required to be included therein. A copy of the Proxy Statement is included as Exhibit (a) to this Schedule 13E-3. All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Amendment No. 1 to Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Amendment No. 1 to Schedule 13E-3 will be amended to reflect any such changes.

      Except as set forth below, the information set forth in the Schedule 13E-3 remains unchanged.

Item 1.   Summary Term Sheet

      The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) Name and Address.

              The name of the subject company is Avoca, Incorporated. The Company is a Louisiana corporation with its principal executive offices located at 228 St. Charles Avenue, Suite 838, New Orleans, Louisiana 70130. The Company's telephone number is (504) 552-4720.

(b) Securities.

              The information set forth in the Proxy Statement under the captions "VOTING SECURITIES" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -- Effect of Split Transaction on Avoca" is herein incorporated by reference.

(c) Trading Market and Prices.

              The Company's common stock is traded on the OTC Bulletin Board. The trading symbol is "AVOC.OB." The following table lists the high and low sales prices for the Company's common stock as quoted on the OTC Bulletin Board for the periods indicated.

                                                 High           Low
                                             ------------------------
Fiscal Year Ending December 31, 2004
------------------------------------
                  First Quarter                 $22.50        $19.50
                  Second Quarter                 25.00         21.75
Fiscal Year Ending December 31, 2003
------------------------------------
                  First Quarter                 $21.00        $18.50
                  Second Quarter                 20.00         17.60
                  Third Quarter                  21.00         18.80
                  Fourth Quarter                 20.00         19.51
Fiscal Year Ending December 31, 2002
------------------------------------
                  First Quarter                 $24.50        $22.20
                  Second Quarter                 25.10         19.25
                  Third Quarter                  20.95         17.00
                  Fourth Quarter                 19.00         16.01

              Information for the periods referenced above has been furnished by the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(d) Dividends. On December 18, 2003, the Company declared an annual dividend of $2.85 per share, payable January 22, 2004 to shareholders of record January 7, 2004. On December 11, 2002,the Company declared an annual dividend of $1.75 per share, payable January 22, 2003, to shareholders of record January 7, 2003.

(e)           Prior Public Offerings. Not Applicable.

(f)           Prior Stock Purchases. Not Applicable.

Item 3.   Identity and Background of Filing Person.

(a)           Name and Address.

              The filing person, the Company, is also the subject company. The Company's address and telephone number are provided in Item 2 above. The executive officers and directors of the Company are set forth below.

              Robert C. Baird, Jr., President , Director
              J. Scott Tucker, Vice President, Director
              M. Cleland Powell, III, Secretary-Treasurer, Director Bernard E. Boudreaux, Jr. Director
              John P. (Jack) Laborde, Director

              The address of each director and executive officer of the Company is c/o Avoca, Incorporated, 228 St. Charles Avenue, Suite 838, New Orleans, Louisiana 70130.

(b)           Business and Background of Entities Other than the Company.

              Not applicable.

(c)           Business and Background of Natural Persons.

              The information regarding the background of the Company's directors and executive officers, pursuant to General Instruction C to Schedule 13E-3, is set forth under the heading "Information and Security Ownership of Management and Certain Beneficial Owners" in the Proxy Statement and is incorporated herein by reference.

              During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

Item 4.   Terms of the Transaction.

(a)(1)        Tender Offers. Not applicable.

(a)(2)        Mergers or Similar Transactions.

        (i) Transaction Description. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

        (ii) Consideration. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of Split Transaction -- Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

        (iii) Reasons for the Transaction. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split Transaction -- Background," "-- Purpose and Reasons for Split Transaction" and "-- Factors Considered by the Board of Directors" is incorporated herein by reference.

        (iv) Vote Required for Approval. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Vote Required" is incorporated herein by reference.

        (v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split Transaction -- Structure of the Split Transaction and Effect on Avoca's Stockholders," "-- Conversion of Shares in Split Transaction" and "-- Effect of the Split Transaction on Affiliates" is incorporated herein by reference

        (vi)  Accounting Treatment. Not Applicable.

        (vii) Federal Income Tax. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction -- Material Federal Income Tax Consequences" is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Structure of the Split Transaction and Effect on Avoca's Stockholders," "-- Conversion of Shares in Split Transaction" and "-- Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption "Appraisal Rights" is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. None.

(f)           Eligibility for Listing or Trading. Not Applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions. Not Applicable.

(b)           Significant Corporate Events. Not Applicable.

(c)           Negotiations or Contacts. Not Applicable.

(e)           Agreements Involving the Subject Company's Securities. Not
              Applicable.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Introduction," and "Background, Purpose, Structure and Effect of Split Transaction" is herein incorporated by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Introduction," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction," is incorporated herein by reference.


Item 7.   Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction -- Purpose and Reasons for the Split Transaction," "-- Effect of Split Transaction on Avoca," and "-- Certain Effects of the Split Transaction" is herein incorporated by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors" is herein incorporated by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction -- Purpose and Reasons for the Split Transaction," "-- Factors Considered by the Board of Directors" and "-- Effect of Split Transaction on Avoca" is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET," "Risk Factors," "Background, Purpose, Structure and Effect of the Split Transaction--Purpose and Reasons for the Split Transaction," "-- Factors Considered by the Board of Directors," "--Source of Funds and Financial Effect of the Split Transaction," "--Structure of the Split Transaction and Effect on Avoca's Stockholders," "-- Conversion of Shares in Split Transaction," "--Effect of Split Transaction on Avoca," "--Effect of the Split Transaction on Affiliates," "--Cash Payment in Lieu of Shares of Common Stock," "--Conduct of Avoca's Business After the Split Transaction," "-- Material Federal Income Tax Consequences," and "Certain Effects of the Split Transaction" is incorporated herein by reference.


Item 8.   Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Recommendation of the Board of Directors," "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors" and "-- Opinion of Independent Financial Advisor" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Vote Required" is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors" and "-- Opinion of Independent Financial Advisor" is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Recommendation of the Board of Directors" is incorporated herein by reference.

(f)            Other Offers. Not Applicable.


Item 9.   Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors," "-- Opinion of Independent Financial Advisor," "-- Land and Mineral Appraisals," and the following Annex to the Proxy Statement is incorporated herein by reference:


          Annex B, "FAIRNESS OPINION"
          -------


              The presentation materials prepared by the independent financial advisor for the Board of Directors dated August 10, 2004, as well as the land and mineral appraisals prepared by Robert W, Merrick Appraisal Division of Latter & Blum, Inc./Realtors and Collarini & Associates, Inc., respectively, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder designated in writing.



Item 10.  Source and Amounts of Funds or Other Consideration.


(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Source of Funds and Financial Effect of the Split Transaction," is incorporated herein by reference. Avoca has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

(c) Expenses. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Source of Funds and Financial Effect of the Split Transaction" and "-- Effect of Split Transaction on Avoca" is incorporated herein by reference.

(d)           Borrowed funds. None.

Item 11.  Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Information and Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

(b)           Securities Transactions. Not Applicable.

Item 12.  The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Purpose and Reasons for the Split Transaction" and "Vote Required" is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Introduction" and "Recommendation of the Board of Directors" is incorporated herein by reference.


Item 13.  Financial Statements.


(a) Financial Information. The information set forth in the Company's Annual Report on Form 10-KSB, for the fiscal year ended December 31, 2003, under the caption "Item 7-- Financial Statements" and Quarterly Report on Form 10-QSB, for the fiscal quarter ended
              June 30, 2004, under the caption "Item 1-- Financial Statements" is incorporated herein by reference. Copies of the Financial Statements are attached to the Proxy Statement as Annex D. The information set forth in the Proxy Statement under the captions "Background, Purpose, Structure and Effect of the Split Transaction-- Factors Considered by the Board of Directors" and "AVAILABLE INFORMATION" is incorporated herein by reference.


(b) Pro Forma Information. The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction -- Effect of the Split Transaction on Affiliates" is incorporated herein by reference.


Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "INTRODUCTION," "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of the Split Transaction -- Factors Considered by the Board of Directors," "-- Source of Funds and Financial Effect of the Split Transaction" and "-- Opinion of Independent Financial Advisor" is incorporated herein by reference.


Item 15.  Additional Information.

(b) Other Material Information. The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.


Item 16.  Exhibits.

Exhibit
Number     Description
-------    ---------------------------------------------------------------------

           Preliminary Proxy Statement on Schedule 14A filed with the Securities
           and Exchange Commission (a) on September    , 2004 (incorporated
           herein by reference).

(b)        Not applicable.

(c) Fairness Opinion of Chaffe & Associates, Inc., dated August 10, 2004 (incorporated herein by reference to Annex B to the Proxy Statement);

           Chaffe & Associates, Inc.'s Report dated August 10, 2004;

           Excerpts from Merrick's Appraisal Of The Fee Simple Interest In Avoca's Property dated March 29, 2004;

           Collarini & Associates, Inc.'s Appraisal Of The Mineral Interests In Avoca's Property dated August 2, 2004

(d)        Not applicable.

(f)        Not applicable.

(g)        Not applicable.


                                    SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 24, 2004                             AVOCA, INCORPORATED


                                                By:  /s/ Robert C. Baird, Jr.
                                                   -----------------------------
                                                         Robert C. Baird, Jr.
                                                         President

                                  EXHIBIT INDEX

Exhibit
Number     Description
-------    ---------------------------------------------------------------------

           Preliminary Proxy Statement on Schedule 14A filed with the Securities
           and Exchange Commission (a) on September    , 2004 (incorporated
           herein by reference).

(b)        Not applicable.

(c) Fairness Opinion of Chaffe & Associates, Inc., dated August 10, 2004 (incorporated herein by reference to Annex B to the Proxy Statement);

           Chaffe & Associates, Inc.'s Report dated August 10, 2004;

           Excerpts from Merrick's Appraisal Of The Fee Simple Interest In Avoca's Property dated March 29, 2004;

           Collarini & Associates, Inc.'s Appraisal Of The Mineral Interests In Avoca's Property dated August 2, 2004


(d)        Not applicable.

(f)        Not applicable.

(g)        Not applicable.

CHAFFE & ASSOCIATES, INC.
Investment Bankers



Presentation to Board of Directors*

Avoca, Incorporated

August 10, 2004



*Corrected for typographical errors and an inaccuracy in Other Influencing Factors.

Purpose


o Chaffe's assignment is being performed in connection with a reverse split transaction that will result in Avoca, Incorporated becoming private. The purpose of our engagement is to evaluate the adequacy and fairness, from a financial point of view, of the price to be paid to minority shareholders to purchase fractional shares.

Procedure


o Chaffe will independently find fair market value of the Avoca shares to compare with the reported trading price of Avoca's shares on the OTC bulletin board.

o Fair market value is defined as the price that would be paid for a common share of the Company's stock, in cash, in an at-arm's-length transaction between a knowledgeable and willing seller and buyer on the valuation date.

o The fair market value will guide Chaffe in its determination of fairness from a business and financial point of view.

Information used by Chaffe in Finding Value


o Audited Financial Statements of Avoca for the fiscal years ended December 31, 1999 through 2003 along with the interim financial statements for March 31, 2004 and a draft version of June 30, 2004.

o Articles of incorporation along with other corporate documents and certain contracts including surface and mineral leases.

o        Avoca's 52 week price and volume trading history.

o An independent appraisal of the land value of Avoca Island as prepared by the Robert W. Merrick Appraisal Division of Latter and Blum.

o An independent appraisal of the mineral value of Avoca Island as prepared by Collarini Associates. Chaffe also conducted interviews with Mr. Dennis Jordan, P.E., President of Collarini Associates, relative to their appraisal.

o Information for publicly traded companies used in our public peer group was derived from SEC filings and certain statistical services including Telescan and Standard & Poor's Compustat Database.

o Discussions with Avoca's management with respect to past and current operations, financial condition and future prospects of Avoca.

Limitations of Chaffe Opinion


o Our opinion expresses no view toward the merits of the split transaction as compared to any alternative business strategy.

o Our opinion does not consider tax consequences that may arise as a result of the proposed transaction, nor does it consider investment alternatives for affected shareholders.

o Chaffe expresses no opinion regarding the trading ranges at which Avoca's stock may trade at any time.

o Our opinion considers only those facts and circumstances that were known or knowable at the valuation date; therefore, our opinion is subject to the following limitations:

o Chaffe accepted Avoca's audit reports and made no attempt to verify the same.

o Chaffe accepted appraisals of land and mineral values and made no attempt to verify the same.

o Chaffe relied on the assurance of Avoca's management that they are not aware of any facts that would render information relied upon by Chaffe to be inaccurate, incomplete or misleading.

o Chaffe has not evaluated the recent lease option sale and its impact on future earnings.

Other Influencing Factors


o Chaffe notes that Avoca's shares are thinly traded and have been trading within a somewhat narrow range over the last 52 weeks.

o The Avoca wells are mature, reserves have been declining, and the estimated reserve life is approximately 4 years.

o Avoca's revenue and earnings have fluctuated substantially over the past 5 years due to production variances and, to a lesser extent, commodity prices.

o Avoca's production is derived from a small number of wells with the majority from 1 well, Avoca 47-1.

o        Recent attempts to drill new wells have not been successful.

o On August 9, 2004, Avoca received preliminary information that a lease option on certain Avoca property may be assigned in the near future to an oil and gas production company. This could result in the exercise of the option, in whole or in part. If the option is exercised in whole, Avoca could receive a lease bonus payment of $500,000, amounting to $0.41/share after tax. Chaffe has not evaluated the effect of this potential development on the proposed transaction.*

* Wording corrected to reflect the actual circumstances as of August 10, 2004.

Valuation Methodology


o        Chaffe utilized the following valuation models to find value:

         -        Analysis of Price/ PV 10 Net Worth

         -        Analysis of dividend yield

         -        Liquidation value analysis

Public Peer Analysis


o Chaffe analyzed the pricing of publicly traded oil and gas royalty trusts. The analysis compares the pricing of twelve companies as indicated by prices in active trading of minority shares on public stock markets.

o The peer companies were evaluated for similarity to Avoca in terms of services provided, financial and operating characteristics, particularly regarding revenue generation and recognition.

o Chaffe notes that the peer companies are all significantly larger than Avoca and the majority have reserve lives in excess of the estimated reserve life of Avoca as found by Collarini and Associates.

o Chaffe notes that the trusts with short reserve lives have lower pricing multiples relative to trusts with longer reserve lives. Therefore, the trusts with short reserve lives were treated as a subset and their pricing multiples were used to price Avoca in addition to the pricing multiples of the group as a whole.

o The peer companies are "pass through" entities so the income generated is not taxed at the corporate level. Avoca is a C corp and income is taxed at the corporate level. Adjustments are made to certain of Avoca's financial information to account for this difference.

Public Peer Group - Pricing Multiples

August 6, 2004 Valuation
                                                                                               Last
                                                                                              4 Qtrs.
                                                                                Price to       Cash                    Last
                                                                       Per Unit Per Unit      Distri-   TTM           4 Qtrs
                               Stock              BV        BV          PV10    PV10          bution  Dividend Price  Earnings
                      Ticker   Price           of Royalty   of    Units Net     Net   Reserve  Per     Yield    to     Per    Payout
  Name                Symbol 08/06/04 PV 10(1) Interests  Equity  Out.  Worth   Worth   Life   Unit     (%)   Earnings Unit    Ratio
BP Prudhoe Bay
   Royalty Trust        BPT    36.51  395,318   13,558   14,295  21,400 18.51  197.27%   14     2.65   7.27%   13.66   2.67   99.26%
Cross Timbers
   Royalty Trust        CRT    30.96   93,855   24,243   24,243   6,000 15.64  197.92%    9     2.17   7.01%   14.14   2.19   99.14%
Dominion Res
   Black Warrior        DOM    33.09  117,284   43,365   43,362   7,850 14.94  221.48%    8     2.47   7.46%   13.40   2.47  100.00%
Eastern Amer
   Natural Gas TR(3)    NGT    21.08   56,449   33,704   33,919   5,900  9.60  219.49%   11     1.87   8.85%   11.06   1.91   97.90%
LL&E Royalty Trust      LRT     5.34   38,811    1,862    1,863  18,991  2.04  261.30%   12     0.51   9.46%   10.57   0.51  100.06%
Mesa Royalty Trust      MTR    62.00   91,762    9,410    9,410   1,864 49.24  125.92%   22     5.02   8.09%   12.35   5.02  100.00%
Permian Basin
   Royalty Trust        PBT     9.98  175,551    1,947    1,947  46,609  3.77  264.97%    9     0.74   7.39%   13.53   0.74  100.00%
Sabine Royalty
   Trust(4)             SBR    36.50  168,807    1,264    1,264  14,579 11.58  315.24%    8     2.70   7.40%   13.42   2.72   99.30%
San Juan Basin
   Royalty Trust        SJT    25.98  497,701   29,131   29,131  46,609 10.68  243.30%    9     1.96   7.56%   13.23   1.96  100.00%
Santa Fe Energy
   Trust(3)             SFF    12.23   59,093    9,241    9,303   6,300  9.39  130.25%    4     2.82  23.05%    4.34   2.82  100.00%
TEL Offshore Trust    TELOZ.O   5.79   20,476      141      141   4,752  4.31  134.36%    5     0.74  12.86%    7.78   0.74  100.00%
Torch Energy
   Royalty Trust        TRU     6.22   37,172   25,629   25,444   8,600  4.30  144.62%    5     0.79  12.70%    7.87   0.79  100.00%
Mean                                                                           204.68%                 9.93%   11.28          99.64%

Median                                 92,809   11,484   11,853                208.71%    9            7.83%   12.79         100.00%
Maximum                               497,701   43,365   43,362                315.24%   22           23.05%   14.14         100.06%

Minimum                                20,476      141      141                125.92%    4            7.01%    4.34          97.90%
Mean (Short
   Reserve Life)                                                               136.41%                16.20%    6.66         100.00%

Median (Short
   Reserve Life)                       37,172    9,241    9,303                134.36%    5           12.86%    7.78         100.00%
Avoca(2)               AVOC    22.00    6,751        0    4,882   830.5 14.01  157.06%    4  2.85     12.95%    5.99   3.67   90.00%


Note:  Cross Timbers based on data through June 2004 filed in 10Q, all others have not filed 10Q.
(1) Proved producing reserves.
(2) Avoca internal financials through June 2004. PV10 and reserve life verbal per Collarini. Avoca pays dividends once per year therefore payout implied based on historic performance.
(3) Each unit holder owns zero coupon treasury securities. Unit price adjusted to reflect value of royalty trust only:
    Eastern American - $18.3 million, Santa Fe $112.5 million.
(4) Book value adjusted to remove excess cash balance of $3.8 million.

                                                        Range of Value - Avoca


Chaffe's Range of Value                   $21,593,000              $24,915,000
Per Share                                      $26.00                   $30.00

Avoca's market price @ 8/6/04 = $22.00
Premium over 8/6/04 price                      18.18%                   36.36%

Avoca's 52 week trading range
Premium over 52 week high ($25.00/share)        4.00%                   20.00%
Premium over 52 week low ($18.80/share)        38.30%                   59.57%

                                               Value Indication - Price/PV10 Net Worth


Price/PV10 Net Worth

PROPERTY AT MARKET VALUE(1):
                                    PV10 Value of Proved Producing Royalty Interests                                     6,751,200
                                    Value of Land Per Appraisal                                                          2,485,000

                                    PV10 Value of Proved Producing Royalty Interests (after tax)                         4,658,812
                                    Value of Land (after tax)                                                            1,664,783
                                                                                                                         ---------

                                    Market Value                                                                         6,323,595

Other Assets (Excluding Cash and Marketable Securities)                                                                    521,350
Less:  Liabilities                                                                                                        (66,757)
                                                                                                                         ---------
                                    Net Asset Value (Excluding Cash & Investments)                                       6,778,188


                                                                                All Trusts             Short Reserve Life
                                                                                ----------             ------------------
Median Price/PV10 Net Worth                                                        208.71%                    134.36%

Marketable, Min. Value                                                         $14,146,507                 $9,107,070
Less: Size Discount (All Trusts 20%, Short Reserve 15%)                        (2,829,301)                (1,366,061)
Add: Cash and Marketable Securities(2)                                           4,285,785                  4,285,785
                                                                               -----------                -----------

                                                                               $15,602,991                $12,026,795
                                                                               ===========                ===========

                                    Per share(3)                                    $18.79                     $14.48

(1)    Underlying assets - PV10- production $6.751MM and land $2.485 both taxed on gain from book value at current Avoca tax rate.
(2)    Securities marked to market value as of June 30, 2004.
(3)    Total shares outstanding 830,500.

                                               Value Indication - Dividend Yield


DIVIDEND YIELD
Trailing twelve months pre-tax earnings for the period ended 6/30/04                                                      4,425,088
Less taxes:  Tax Rate(1)            30.99%                                                                                1,371,460
                                                                                                                        ------------

Net Income                                                                                                                3,053,628

Assuming company pays out 90% of its net income as dividends.
Implied trailing twelve months dividend (distribution) for the period ended 6/30/04                                       2,748,265

Median Dividend Yield (All Trusts)                                                                                            7.83%

Market Value of Company as Royalty Trust                                                                                $35,110,388
Less:  Size Discount 20%                                                                                                 (7,022,078)
Add: Cash and Marketable Securities                                                                                       4,285,785
Add: Value of Land (after tax)                                                                                            1,664,783
                                                                                                                        ------------
Market Value                                                                                                            $34,038,878
                                                                                                                        ============
                                                                                                             Per Share(2)    $40.99

Median Dividend Yield (Short Reserve)                                                                                        12.86%

Market Value of Company as Royalty Trust                                                                                $21,373,477
Less:  Size Discount 15%                                                                                                 (3,206,022)
Add:  Cash and Marketable Securities                                                                                      4,285,785
Add:  Value of Land (after tax)                                                                                           1,664,783
                                                                                                                        ------------
Market Value                                                                                                            $24,118,023
                                                                                                                        ============
                                                                                                             Per Share(2)    $29.04

(1) Actual for the trailing twelve month period ending 3/31/04
(2) Total shares outstanding 830,500


                                          Value Indication - Liquidation Analysis*

Market Value of Mineral Interests (Collarini Appraisal(1))                          5,800,000
Market Value of Land (Merrick Appraisal)                                            2,485,000
Less:  Costs & Commissions                                         6.00%             (497,100)
                                                                                   ----------

Proceeds from sale of properties net of costs                                                                     7,787,900
Less: Taxable Basis (BV of total assets)                                              (72,522)
                                                                                   ----------

Gain                                                                                7,715,378
Less:  Tax on gain                                                30.99%                                         (2,391,214)
                                                                                                                 -----------

Net Proceeds from sale of Properties                                                                              5,396,686

Other Assets (Excluding Prepaid Expenses)                                             466,851
Less: liquidation costs                                            0.00%                    0
                                                                                   ----------

Net Proceeds from other assets                                                                                      466,851

Cash & Marketable Securities(2)                                                                                   4,285,785
                                                                                                                -----------

                                                                       Total Proceeds from Assets                10,149,322
                                                                       Less: Liabilities                            (66,757)
                                                                                                                -----------

                                                                       Liquidation Value                         10,082,565

                                                                       Per Share(3)                                  $12.14

(1)    Based on 90% of the net present value of the proved producing reserves discounted at 15%. No value attributed to undeveloped reserves and behind pipe potential. Commodity pricing - Nymex 5/5/2004.
(2)    Securities marked to market value as of June 30, 2004.
(3)    Total shares outstanding 830,500.


*Analysis corrected to reflect typographical error, which was discussed with the Avoca board of directors during the August 10, 2004 meeting. The correction caused an increase in the per share value of $0.09 to the $12.14 value per share shown above.

                                                         Valuation Summary

                                                   Equity Value          $/Share
                                                   ------------          -------
Price/PV10 Net Worth (All Peers)                    $15,602,991          $18.79
Prive/PV10 Net Worth (Short Reserve)                $12,026,795          $14.48

Dividend Yield Analysis (All Peers)                 $34,038,878          $40.99
Dividend Yield Analysis (Short Reserve)             $24,118,023          $29.04

Liquidation Analysis (Collarini/Merrick)            $10,082,565          $12.14*



*Revised to show the corrected value indication.

                                                   Public Peer Group - Descriptions

                Ticker   Property          Wells        Production             Reserve
Name            Symbol    Acres            Drilled      Trend                  Trend            Make up          Notes
BP Prudhoe
 Bay Royalty
 Trust            BPT    150,000 Product   2,109        6.6%-5 yrs             Increasing 3.2%  Oil-medium       Termination on or
                         acres                          29% year over year     Ann.             grade            before 12/31/10 on
                         Alaska                                                                 low sulphur      voting of 70% hdr.
                                                                                                crude            or after net
                                                                                                                 revenues<$1mm for 2
                                                                                                                 successive years
                                                                                                                 except for force
                                                                                                                 majeure. Estimated
                                                                                                                 royalties will end
                                                                                                                 after 2018.
Cross Timbers
 Royalty Trust    CRT    60,000 gross      30           Oil 5.2% decline-3yrs  Oil-5.2% dec     Oil/Gas          Terminates with
                         (San Juan Basin)               Gas 3.0% decline-3 yrs Gas 2.1% dec                      vote of 80% or
                         (NM) & (TX)                    3% yoy                 4 yrs                             gross revenue <$1
                                                                                                                 mm for 2 successive
                                                                                                                 years.
Dominion Res
 Black Warrior    DOM    34,212 (AL)       532          10% decline            99% dec          N/G              Terminates with 66%
                                                                               3 yrs                             vote ratio of cash
                                                                               2% yoy                            received/cost is <
                                                                                                                 1.2 to 1.0 for 2
                                                                                                                 quarters, PV10<$5
                                                                                                                 mm. Co has right of
                                                                                                                 1st refusal to
                                                                                                                 purchase assets at
                                                                                                                 105%>then tendered
                                                                                                                 all cash offer.
                                                                                                                 Management believes
                                                                                                                 wells are past
                                                                                                                 prime.
Eastern Amer
 Natural Gas TR*  NGT    N/A               677          4.6% Ann               0.5% dec 3yrs    N/G              Trust terminates
Net profits                                                                                                      May 2013 (trustee
interest                (W/VA)&(Penn)                   dec 3 yrs              10.1% inc yoy    Stable Prod.     must liquidate
                                                                                                Characteristics  trust after 5/15/12
                                                                                                long economic    & before 5/15/13.
                                                                                                life             Each holder owns
                                                                                                                 treasury,obligation
                                                                                                                 at $20/unit
                                                                                                                 (closing  price
                                                                                                                 $658/$1000 face
                                                                                                                 value at 12/03).
                                                                                                                 (Cost of treasuries
                                                                                                                 $27,788mm).
LL&E Royalty
 Trust            LRT    67,108            36 oil       Oil 37% decline-3yrs   24% dec 3 yrs    Oil & Gas        Terminates if net
                         (LA)(FL)          32 gas       Gas back up after                       Working over     revenues fall below
                                                        workover                                Jay              $5mm for 2
                                                                                                (Nitrogen)       successive years
                                                                                                sidetracked      (2002 rev $2.2mm).
                                                                                                                 Jay field is
                                                                                                                 largest producing-
                                                                                                                 when workover
                                                                                                                 completed, mgt.
                                                                                                                 believes that the
                                                                                                                 property will pay
                                                                                                                 out well. (62,150
                                                                                                                 acres, 30 wells)
Mesa Royalty
 Trust            MTR    99,413(KS)        466 (KS)     Gas 4.4% decline-3yrs  dec (6.1%)       Gas/Condensate   Terminate if
                         31,328 (NM, CO)   466 (NM)(CO) Oil 4.4% decline-3yrs  inc 2.1%         NG Liquids       majority approves,
                         130,741 Total     932 Total                           yoy inc 6.4%                      if royalty income
                                                                                                                 <$250k for 2
                                                                                                                 successive yrs
Permian Basin
 Royalty Trust    PBT    33,246            544          Oil 9.4% decline-3yrs  Oil 12% dec.     Oil & Gas        No termination date
                         (TX)                           Gas 6.6% decline-3yrs  Gas 9% dec                        listed.
Sabine Royalty
 Trust            SBR    216,551           N/A          Oil 2.44% decline-3yrs Oil 7.8% yoy     Oil & Gas        Termination - if
                         (FL, LA, MS, NM,               Gas stable product     Gas 2% yoy                        revenue <$2mm for 2
                         OK, TX)                                                                                 successive yrs or
                                                                                                                 vote of holders.
San Juan Basin
 Royalty Trust    SJT    119,000           1.170        Oil slight increase    Oil 15% dec      Oil & Gas        No stated
                         (NM)                           Gas 10% increase       Gas 12.1% yoy    (Gas mostly)     termination date.
                                                                                                                 Continued
                                                                                                                 development of
                                                                                                                 formation/58 new
                                                                                                                 wells 2003.
Santa Fe
 Energy Trust     SFF    7,840             300          Oil slight increase    Oil 18.5% dec    Oil & Gas        Trust terminates
                         (12 states 70%                 (wells in tertiary     Gas 7.6% dec     (Gas mostly)     12/31/07. Trust
                         TX, OK, LA &                   operations)            3 yrs                             holds (zero
                         LA offshore)                   Gas 6.8% decline                                         coupon) treasury
                                                                                                                 obligations with
                                                                                                                 face value of $126
                                                                                                                 mm maturing 2/15/08
TEL Offshore
 Trust          TELOZ.OB 78,747 (offshore  113 Oil      Oil 24% increase-3 yrs Oil 14%  inc     Oil & Gas        Termination: if
                         LA)               105 Gas      Gas 2.3% decline-3yrs  Gas 1.4% inc     (mostly oil)     PV10<$2mm or
                                           218 Total                           yoy                               majority of unit
                                                                                                                 holders.
Torch Energy
 Royalty Trust    TRU    23,651            8 oil        Oil 7.0% decline-3yrs  Oil 7% dec-3yrs  Gas              Terminates March 1
                         (LA & TX)         197 Gas      Gas 6.3% decline-3yrs  Gas 6.4%dec-3yrs (little oil)     of year when PV10<
                                           205 Total                                                             $25MM, unless Henry
                                                                                                                 Hub spot price at
                                                                                                                 12/31/04 exceeds
                                                                                                                 $4.50 MMbtu-the
                                                                                                                 trust will
                                                                                                                 terminate March 1,
                                                                                                                 2005.

 *Net profits interest (NPI)-Net proceeds from gas until May 15, 2013 or 41,683 mmcf produced.
**Terminates March 1 of year when 19/10 <$25mm.

                                                           Table of Contents


Agenda and Purpose in Finding Value                        3
Limitations of Chaffe's Opinion                            4
Information used by Chaffe in Finding Value                5
Other Factors Influencing Value                            6
Valuation Methodology                                      7
Summary of Values                                          8
Public Peer Analysis                                       9
Public Peer Descriptions                                   10
Price/ PV 10 Net Worth Analysis                            11
Value Indication PV 10 Net Worth                           12
Dividend Yield Analysis                                    13
Value Indication Dividend Yield                            14
Liquidation Analysis                                       15
Value Indication Liquidation Analysis                      16
Table       Exhibit                                        17

                                    APPRAISAL

                                     OF THE

                                  MARKET VALUE

                                     OF THE

                               FEE SIMPLE INTEREST

                                       IN

                                  Avoca Island
                           St. Mary Parish, Louisiana


                                       FOR

                            Mr. Robert C. Baird, Jr.
                             Director and President
                               AVOCA Incorporated
                        228 St. Charles Avenue, Suite 838
                          New Orleans, Louisiana 70130


                                       BY

                              Patrick J. Egan, CRE
                     Robert W. Merrick Appraisal Division of
                          Latter & Blum, Inc./Realtors
                          800 Common Street, Suite 1000
                        New Orleans, Louisiana 70112-2338

March 29, 2004                                                Our File No. 04-15


Mr. Robert C. Baird, Jr.
Director and President
AVOCA Incorporated
228 St. Charles Avenue, Suite 838
New Orleans, Louisiana  70130

Re:          Avoca Island
             St. Mary Parish, Louisiana

Dear Mr. Baird:

In response to your request and engagement letter dated February 10, 2004, prepared on behalf of AVOCA Incorporated by Mr. Paul Hogan, III, General Manager, I herewith submit my appraisal report of the estimated market value of the fee simple interest in Avoca Island. The subject of this report is approximately 16,000 acres of marshland and low-lying pastureland on the opposite bank of Bayou Boeuf from Morgan City, Louisiana in St. Mary Parish. The subject property is commonly referred to as AVOCA Island and will be more fully described within the body of this report. My findings are presented in an abbreviated format and this document constitutes a Summary Appraisal Report; this report sets forth the appraiser's conclusions and data and analysis critical to the determination of market value, as defined. Any supporting data not provided herein but considered pertinent to the analysis is retained on file.

This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, a complete discussion of the data, reasoning and analyses that have been used in the appraisal process to develop the estimate of market value, have not been included within the report. The report presents only the conclusion of value and any critical analysis.

Purpose of the Report
The purpose of this report is to estimate the market value of the surface rights in the subject property, as identified. Market Value, as used herein, is defined as: "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus." United States Treasury Department, Office of Comptroller of the Currency, 12 CFR Part 34, Subpart C, ss. 34.42(f), 08/24/90.

Property Rights Appraised
This report is made assuming fee simple title to the subject property. Fee Simple, as used herein, is defined as: "An absolute fee; a fee without limitations to any particular class of heirs or restrictions, but subject to the limitations of eminent domain, escheat, police power, and taxation. An inheritable estate."

The value reported is for the surface rights only without consideration of the value, if any, of the minerals.

Function of the Report
This appraisal has been prepared for the internal use of the client, Avoca Incorporated.

Date of Valuation
March 25, 2004

Appraisal Development and Reporting Process
In preparing the appraisal, the subject property was inspected on March 25, 2004. The property was inspected by car and from an airboat. Comparable sales and market information was researched.

In developing an opinion of value, the complete appraisal process, as defined by the Uniform Standards of Professional Practice, was performed; no departure provisions from Standard 1 were invoked. This Summary Appraisal Report present the appraiser's conclusion and relevant supporting data and analyses. Supporting documentation not included within the report proper is retained in work files.

All three approaches to value (Cost, Sales Comparison and Income Capitalization) were considered, however, the subject is wooded and open marshland and low-lying pastureland generally with few permanent physical structures. As such, the Cost Approach and Income Approach to Value are not readily applicable. The Sales Comparison Approach to Value, which will analyze sales of similar bulk tracts of southeast Louisiana marshland, is considered the most reliable appraisal methodology in this particular application.

In completing the appraisal assignment, the appraiser contacted various brokers, investors and realtors familiar with the property type being appraised. Relevant market data (sales and current listings) were gathered, all available sources including courthouse records, the assessor's office and real estate data services (Deedfax, etc.). The supply and demand characteristics in the market were also analyzed and related to the subject property. This information was then correlated to help establish appropriate value parameters for the subject property.

Client/Ownership of Record
AVOCA Incorporated



  [Pages 3-61 of the Appraisal Report, consisting of the Property Description,
   Synopsis of the Subject Surface Leases, St. Mary Parish Area Analysis,Site Analysis, and Comparable Land Sales are available from Avoca. Please see Proxy
                 Statement, Available Information for details.]

------------------------------------------------------------------------------------------------------------------------------------
                                              Synopsis of Large Acreage Wetland Sales
------------------------------------------------------------------------------------------------------------------------------------
    Sale                                                 Area       Price
   Number        Date     Consideration Purchaser       (Acres)   Per Acre          Location                   Remarks
------------------------------------------------------------------------------------------------------------------------------------
      1        1/26/1984   $1,737,645   Public           6,097     $285.00     St. Tammany Parish      Grassy marsh, predominately
                                                                                                       with some wooded areas
                                                                                                       adjacent to rivers.
                                                                                                       Adjoins Sale 2.
------------------------------------------------------------------------------------------------------------------------------------
      2        9/4/1985     $538,365    Public          1,889      $285.00     St. Tammany Parish      Partially wooded swamp,
                                                                                                       grassy marsh.
------------------------------------------------------------------------------------------------------------------------------------
      3       12/30/1986   $2,582,185   Public      15,960.32      $162.00     Ascension, Livingston   Numerous non-contiguous
                                                                               and St. Tammany         tracts ranging from marshland
                                                                               Parishes                to hardwood bottomland.
------------------------------------------------------------------------------------------------------------------------------------
      4       11/24/1987    $384,000    Private         1,280      $300.00     Terrebonne Parish       Brackish marsh.
------------------------------------------------------------------------------------------------------------------------------------
      5       10/28/1988    $850,000    Public          1,810      $469.00     Cameron Parish          Former hunt club with
                                                                                                       improvements; part highland,
                                                                                                       marsh.
------------------------------------------------------------------------------------------------------------------------------------
      6       12/29/1988   $4,090,650   Public          8,100      $505.00     Cameron Parish          800 acres former rice land;
                                                                                                       with 40 acres highway
                                                                                                       commercial, balance
                                                                                                       freshwater marshland.
------------------------------------------------------------------------------------------------------------------------------------
      7        9/26/1989    $586,041    Public          1,787      $328.00     Terrebonne Parish       37% farmland; marsh and wet
                                                                                                       woodland.  See Resale No. 9.
------------------------------------------------------------------------------------------------------------------------------------
      8        4/25/1990   $7,750,000   Public         18,000      $430.00     Orleans Parish          Primarily brackish and
                                                                                                       freshwater marsh; 2/3 within
                                                                                                       levee system.  Some highway
                                                                                                       frontage.
------------------------------------------------------------------------------------------------------------------------------------
      9         Jul-90      $766,266    Public          1,787      $428.80     Terrebonne Parish       37% farmland; balance marsh
                                                                                                       and wet woodland - see
                                                                                                       original Sale No. 7.
------------------------------------------------------------------------------------------------------------------------------------
     10        5/29/1991   $13,785,436  Private        61,500      $224.00     Ascension, St. James    Three parcels of
                                                                               and St. John the        predominately wet treeland
                                                                               Baptist parishes        along the south shore of Lake
                                                                                                       Maurepas.
------------------------------------------------------------------------------------------------------------------------------------
     11        7/17/1991    $350,000    Private   7,000-8,000  $44.00-$50.00   Ascension & Livingston  Multiple small parcels of wet
                                                                               Parishes                treeland.
------------------------------------------------------------------------------------------------------------------------------------
     12        9/4/1991     $771,572    Public          1,929      $400.00     St. Tammany             Wooded swamp and grassy marsh
                                                                                                       adjacent to Bogue Chitto
                                                                                                       Wildlife Refuge.
------------------------------------------------------------------------------------------------------------------------------------
     13        4/28/1992    $421,108    Public          1,662      $247.00     St. Tammany             Southern end of Bogue Chitto
                                                                                                       Wildlife; swampland and
                                                                                                       bottomland hardwood.
------------------------------------------------------------------------------------------------------------------------------------
     14        5/19/1992    $172,835    Private   +/-1,023.56      $168.85     Terrebonne Parish       Freshwater swamp and farmland
                                                                                                       on Houma Navigation Canal.
------------------------------------------------------------------------------------------------------------------------------------
     15        6/23/1992   $1,696,340   Public       7,002.56      $242.28     Terrebonne Parish       Freshwater marsh/swampland
                                                                                                       southwest of Houma.
------------------------------------------------------------------------------------------------------------------------------------
     16         Oct-92     $1,130,624   Public          4,618      $244.83     Terrebonne Parish       Freshwater marsh/swampland
                                                                                                       southwest of Houma.
------------------------------------------------------------------------------------------------------------------------------------
     17        3/26/1993    $250,000    Private         1,280      $195.00     Terrebonne Parish       Brackish marsh.
------------------------------------------------------------------------------------------------------------------------------------
     18        1/19/1994   $2,044,500   Private      +/-9,300      $220.00     Livingston Parish       Bald cypress; water tupelo
                                                                                                       swampland.
------------------------------------------------------------------------------------------------------------------------------------
     19       12/28/1994   $2,300,000   Private        19,059      $120.68     Lafourche, Terrebonne   Farmland and wet treeland.
------------------------------------------------------------------------------------------------------------------------------------
     20        6/28/1995    $513,000    Private         4,400      $116.60     St. Bernard Parish      High wooded land; 72%
                                                                                                       wetlands.
------------------------------------------------------------------------------------------------------------------------------------
     21        7/13/1995    $400,000    Private      5,616.46       $71.22     St. John the Baptist    Wet wooded land and swamps.
                                                                               Parish
------------------------------------------------------------------------------------------------------------------------------------
     22        7/3/1995     $203,000    Private      2,198.41       $92.34     Lafourche Parish        Mostly wet treeland and
                                                                                                       marsh.
------------------------------------------------------------------------------------------------------------------------------------
     23        7/25/1995    $100,000    Public       2,839.12       $35.22     Assumption Parish       20% high; balance swamps.
------------------------------------------------------------------------------------------------------------------------------------
     24        7/25/1995    $100,000    Public         786.44      $127.15     Lafourche Parish        Open pasture and marsh.
------------------------------------------------------------------------------------------------------------------------------------
     25        9/20/1995   $1,210,000   Private      4,516.77      $267.89     St. Charles Parish      Pasture, wooded land and
                                                                                                       marsh.
------------------------------------------------------------------------------------------------------------------------------------
     26        4/22/1996    $500,000    Private         4,900      $103.09     Plaquemines/Jefferson   100% Wetlands
                                                                               Parishes
------------------------------------------------------------------------------------------------------------------------------------
     27        5/23/1996    $300,000    Private           800      $375.00     Terrebonne Parish       Pasture and prairie marsh.
------------------------------------------------------------------------------------------------------------------------------------
     28        9/24/1996     $17,500    Private           900      $100.00     St. Mary Parish         Net treeland; multiple
                                                                                                       tracts.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                              Synopsis of Large Acreage Wetland Sales
------------------------------------------------------------------------------------------------------------------------------------
    Sale                                                 Area       Price
   Number        Date     Consideration Purchaser       (Acres)   Per Acre          Location                   Remarks
------------------------------------------------------------------------------------------------------------------------------------
     29         Dec-96       $22,500    Private         1,423       $15.81     Plaquemines Parish      Primarily water bottoms,
                                                                                                       publicly accessed.
------------------------------------------------------------------------------------------------------------------------------------
     30        9/9/1997    $1,312,692   Private        35,163      $293.48     Lafourche Parish        Primarily water bottoms.
------------------------------------------------------------------------------------------------------------------------------------
     31        11/7/1997    $930,000    Private       2,958.9      $314.31     St. John the Baptist    Wooded wetlands, swamp and
                                                                               Parish                  marsh.
------------------------------------------------------------------------------------------------------------------------------------
     32       11/11/1997     $90,000    Private           900      $100.00     Lafourche Parish        Flooded marsh/swampland.
------------------------------------------------------------------------------------------------------------------------------------
     33        1/1/1998    $3,000,000   Public         24,320      $123.35     Lafourche Parish        Fresh water marsh.
               4/4/2000    $3,000,000                  25,000      $120.00
------------------------------------------------------------------------------------------------------------------------------------
     34        1/13/1999    $299,495    Public       1,795.31      $167.00     St. Mary Parish         Partially wooded, swamp land.
------------------------------------------------------------------------------------------------------------------------------------
     35        5/21/1999    $250,000    Private       1,123.8      $223.00     Terrebonne Parish       Wooded wetlands.
------------------------------------------------------------------------------------------------------------------------------------
     36        6/2/1999      $13,000    Private        127.65      $102.00     St. Mary Parish         Partially wooded wetlands.
------------------------------------------------------------------------------------------------------------------------------------
     37        4/20/2000    $400,000    Private         1,479      $270.45     St. Bernard Parish      Spoil servitude; brackish
                                                                                                       marsh.
------------------------------------------------------------------------------------------------------------------------------------
     38        12/7/2000    $310,500    Private         103.5    $3,000.00     Lafourche Parish        Upland range with a mix of
                                                                                                       cleared pastureland or
                                                                                                       drained woodlands.   (Adjoins
                                                                                                       Sale 44)
------------------------------------------------------------------------------------------------------------------------------------
     39        10/4/2001   $3,500,000   Private       3,096.2    $1,130.42     St. Charles Parish      Upland range with forested
                                                                                                       Palustrine wetlands.
------------------------------------------------------------------------------------------------------------------------------------
     40       10/24/2001   $1,000,000   Private      1,714.66      $583.20     St. Charles Parish      Upland range and forested.
------------------------------------------------------------------------------------------------------------------------------------
     41       10/30/2001   $370,163.46  Private        668.55      $553.68     Lafourche Parish        Freshwater wetlands and
                                                                                                       wooded swamp. (Adjoins Sale
                                                                                                       42)
------------------------------------------------------------------------------------------------------------------------------------
     42       10/30/2001   $238,691.54  Private        397.75      $600.00     Lafourche Parish        Freshwater wetlands and
                                                                                                       wooded swamp.  (Adjoins Sale
                                                                                                       41)
------------------------------------------------------------------------------------------------------------------------------------
     43       11/20/2001   $2,673,165   Private      2,430.15    $1,100.00     Lafourche Parish        Raphael Project; balance of
                                                                                                       site includes low-lying marsh
                                                                                                       and pasture with low-lying
                                                                                                       wooded lands interspersed.
------------------------------------------------------------------------------------------------------------------------------------
     44        1/29/2002   $2,100,000   Private       1,250.4    $1,679.46     Lafourche Parish        Upland range with forested
                                                                                                       Palustrine wetlands.
                                                                                                       (Adjoins Sale 38)
------------------------------------------------------------------------------------------------------------------------------------
     45        5/20/2003   $1,608,000   Private         7,481      $215.00     St. James Parish        Wooded swampland.
------------------------------------------------------------------------------------------------------------------------------------
     46        5/28/2003     $60,000    Private           680      $176.47     Lafourche Parish        Coastal marsh in area north
                                                                                                       of Delta Farms.
------------------------------------------------------------------------------------------------------------------------------------
     47        9/2/2003     $120,956    Private        302.39      $400.00     Lafourche Parish        Estuarine inter-tidal
                                                                                                       wetlands
------------------------------------------------------------------------------------------------------------------------------------

Valuation
Research has been conducted throughout Southeast Louisiana to identify sales of bulk acreage that included land types similar to the subject properties. The sales identified occurred over a seventeen-year period beginning in 1984. While sales that dated are typically not applicable in establishing current value estimate, the history of sales does provide some insight into transaction volume and price movement for this rather unique real estate asset class. The sales are also useful in identifying the source of demand for wetlands given their somewhat limited economic utility.

There is an almost unlimited supply of wetlands along the coastal areas of South Louisiana. Much of the acreage is controlled by large landholders or oil and gas concerns as mineral rights are one of the primary considerations motivating an investment in coastal wetlands. The Corps regulates the uses allowed on the surface of wetlands but does permit recreational uses and mineral exploration. As a result of an abundant supply, prices tend to be quite stable, as would be expected.

Among the population of sales presented, prices have ranged from $15.81 (Sale No. 28) to $600.00 per acre (Sale No. 42). The sale at the low end was part of a sealed bid auction in conjunction with Sale No. 24.

Sale No. 6 was acquired by the United States Government. The Government paid a 21% premium for this tract which included approximately 10% agricultural land in order to expand the Cameron Parish Wildlife Reserve in Cameron Parish.

The public sector, which for discussion purposes include not for profit conservation and wildlife preservation groups, has been quite active in acquiring wetlands, swamps and marshland in South Louisiana. Since 1984, public or not for profit agencies have been involved in more than 50% of wetlands acquisition for the purpose of wildlife and marshland management. Their 15 acquisitions have included a total of 77,474.72 acres. The total cost of acquisition has been $23,420,291.00, indicating an average cost per acre of $302.29.

Not included in the total are properties that were acquired by governmental agencies under threat of expropriation or sites where surface easements have been granted restricting the use of the surface. The federal government has been quite active in the Atchafalaya Basin obtaining flow and conservation easements.

A summary of acquisition by the public sector is provided for review.

-------------------------------- ------------------------------ ----------------------------- ------------------------------
             YEAR                      ACREAGE ACQUIRED                CONSIDERATION                 PRICE PER ACRE
-------------------------------- ------------------------------ ----------------------------- ------------------------------
             1984                              6,097.00                $1,737,645.00                     $285.00
             1985                              1,889.00                 $538,365.00                      $285.00
             1986                             15,960.32                $2,582,185.00                     $162.00
             1987                                  0.00                    $0.00                          $0.00
             1988                              9,910.00                $4,940,650.00                     $498.00
             1989                              1,787.00                 $586,041.00                      $328.00
             1990                             18,000.00                $7,750,000.00                     $430.00
             1991                              1,929.00                 $771,572.00                      $400.00
             1992                             13,282.56                $3,248,072.00                     $244.54
             1993                                  0.00                    $0.00                          $0.00
             1994                                  0.00                    $0.00                          $0.00
             1995                              3,625.56                 $200,000.00                      $55.16
             1996                                     0                      $0                            $0
             1997                                     0                      $0                            $0
             1998                                     0                      $0                            $0
             1999                              1,795.31                   $299,450                       $167.00
             2000                                   -0-                      $0                            $0
             2001                                   -0-                      $0                            $0
             2002                                   -0-                      $0                            $0
-------------------------------- ------------------------------ ----------------------------- ------------------------------

While the years between 1988 to 1991 produced the highest paid activity, the remaining years indicate little overall movement in pricing. 1995 is an obvious exception, however, both sales were the result of a government mandated auction. During the same period of public sector interest in the ownership of wetlands, the private sector has actually acquired a greater amount of wetland and marshes, based on transaction volume using gross acres. However, a decidedly different pricing structure is evident in private sector acquisitions than seen earlier from the public side.

Since 1984, private sector acquisitions have included a total of 235,734 acres, with a total consideration of $38,335,082.00 having been paid. This results in an average unit price for private sector purchases of $162.62 per acre compared to the public interests at $302.29. This analysis would suggest, on a macro basis, that rural marshland and swamp, identified by the public sector as important for wildlife and habitat protection, would command a unit price of $300.00 per acre and higher, while similar lands marketed to the private sector could only command $100.00 to $200.00 per acre.

The public sector is now more selective in their choice of candidates for acquisition. While the late 1980's-early 1990's saw the Louisiana Department of Wildlife and Fisheries being active in the purchase of bulk tracts, their more recent acquisition have been of generally smaller tracts adjacent to existing preserves. It was indicated that due to limitations on resources and manpower, it was more cost effective to concentrate on the occasional expansion of existing preserves rather than focusing on creation of new independent wildlife management areas.

The federal government continues to be active in the assemblage and management of wetlands.

The National Park Service of the Department of the Interior commenced development of the Jean Lafitte National Park in Jefferson Parish in the early 1970's. The Park, located off Barataria Boulevard in West Jefferson Parish, had its boundaries designated in 1978 to include over 8,500 acres with an additional 11,000 acres north of the park boundaries in a protection zone. The majority of the designated park area has been delineated as a wetland.

Research was conducted in order to determine the effective cost of acquisition by the U.S. Government in order to develop the Jean Lafitte National Historical Park and Preserve (Protection Zone). The United States Department of the Interior, Division of Land Management Office in Santa Fe, New Mexico, was contacted in order to obtain an acquisition history within the park. According to Mr. Ken Kasper with the Land Acquisition Office, acquisitions have been completed by means of negotiated purchases, donations by public entities and condemnation, when required. Mr. Kasper indicated that in certain cases, fractional interest or very small ownerships were involved, the price paid reflected a nominal settlement consideration in lieu of a fixed price per acre. To date, the Department of Interior has acquired a total of 137 parcels which contain a combined site area of 16,136.35 acres for a total consideration of $18,270,199.00. The effective average cost per acre for this program, which has been ongoing, is $1,132.22 per acre. It should be noted that the assembled acreage includes multiple parcels of high land with commercial highway frontage along Barataria Boulevard, together with the wetlands acreage. The Park Service is presently negotiating to purchase approximately 2,800 acres of high quality marshland owned by the Louisiana Land and Exploration Company. The property is adjacent to the west side of the park, adjacent to the eastern shoreline of Lake Salvadore. The site is being marketed at $300 per acre, however, an appraisal by the appraiser for the Park Service establishes the value at $200.00 per acre. According to a representative of the property owner, negotiations have stalled over the matter of price.

There is little evidence to suggest that location is a determining factor in prices paid. The physical locations of wetlands are generally quite similar in that they can be accessed for recreational purpose in spite of their remoteness. Properties situated in close proximity to urban areas may be considered locationally superior, however, if readily accessible by the general public, the lands are more difficult to manage and control access.

Motivation and physical utility are two elements that dictate achievable price. The most recent sales, which occurred during 1995, include sellers that were exceptionally motivated to dispose of the respective parcels. As noted earlier, each of the sales with Landmark Land Company as seller (#19, 20, 21, 22 and 23) were part of a larger ongoing liquidation of this land company that was the parent of Oak Tree Federal Savings and Loan Association. The savings and loan was established using the assets of Landmark as its capital base. When the institution was taken over by the Resolution Trust Corporation (successor of FSLIC) the assets of Landmark were also assumed. The sales recited were sold following a sealed bid auction. The prices paid represent generally less than a third of the original asking prices based on prior appraisals. This type of discount is not unique to these particular properties but was a common occurrence with RTC sponsored sealed bid auctions.

Excluding the Landmark dispositions, Sale No. 11 produced the second lowest overall unit price. The reason attributed to the nominal price is diminished activity. In December of 1986, Champlin Petroleum Company liquidated its 15,960.32 acre holdings in Livingston, Ascension and St. Tammany Parishes to the Nature Conservation for $162.00 per acre (Sale No. 3). That acquisition included 9,641.6 acres in Ascension and Livingston Parishes west of Lake Maurepas. This portion of the whole include multiple, small, non-contiguous tracts, some as small as 50 acres but on average +/-160 acres each. The majority of the property was low-lying swamps and wet treeland, however, some higher ridgeland was available adjacent to navigable waterways that traverse the area. The second tract was located in St. Tammany Parish and included 6,318.7 acres adjacent to the southern boundary of the Bogue Chitta National Wildlife Refuge. The land was hardwood bottom land subject to seasonal flooding. Nature Conservancy had purchased the larger tract intent on transferring the St. Tammany component to the Louisiana Department of Wildlife and Fisheries. A delay in funding delayed the closing and increased the cost to the conservation group. Wildlife and Fisheries was able to agree to a staged acquisition between 1988 and 1992. The purchases ranged from 364 acres to

1,900 acres at unit prices between $330.00 to $437.00 per acre. The price fluctuation was developed using a base land value of $225.00 per acre, adjusted for standing timber on the respective tracts.

Nature Conservancy still retains the Livingston/Ascension acreage. In a series of 48 sales, the higher ridgeland and sites with road frontage was sold off for prices between $150.00 to $1,500.00 per acre. The remaining non-contiguous tracts were eventually sold as represented by Sale No. 11. The low unit price was attributed to the low quality of the land, the inability to maintain controlled access and a change in the federal tax status of the conservation group. The motivation of the purchaser to acquire the portfolio was the mineral potential.

The lowest unit price was produced by Sale No. 29. This 1,423 acre site is located on the Westbank of the Mississippi River and essentially consists of a canal right of way and land on each shore. The site measures 2,100' wide by a depth of 4.8 miles. This site was sold as part of a liquidation, however, the price paid does reflect the lack of demand, particularly for a canal right of way such as Tract A of the subject portfolio.

Sale No. 19 is one of the largest recent acquisitions and involves the purchase of more than 19,000 acres in Lafourche and Terrebonne Parishes to the north and east of Houma. The property was originally acquired by Exxon as a mineral play. It includes a mix of open land with highway frontage that is in use as pasture.

According to the U.S. Department of Agriculture, approximately 9,100 acres exhibited physical features that would support grazing of livestock although the acreage was subject to periodic standing water which required pumping. The unit price of $120.68 per acre is considered indicative of prevailing value when dealing with extremely large bulk tracts of wetlands.

Sale No. 24 would suggest that a higher price may potentially be realized, however, the property conveyed in Sale No. 24, with its total of 4,516.7 acres, included 300.35 acres of pastureland, residential lots and Highway 90 frontage. The balance of the property acquired, 4,216.42 acres, was intact wet treeland consisting primarily of cypress swamp.

Prior to the sale of this tract, an appraisal established the value of 40.92 acres zoned commercial at slightly less than $1,000,000.00 producing a residual to the balance of $210,000.00, or $46.92 per acre.

It should be recognized that the property owners were under some duress due to the fact that they were delinquent on their mortgage payments. The property was assembled between 1972 an 1977 at an average effective cost of $2,000,000.00, or $451.63 per acre.

The property had been on the market at an asking price of $4,300,000.00, $952.00 per acre, but drew little response. The ultimate purchaser acquired the property in a sealed bid auction. While the method of sale and duress on the part of the purchaser may disqualify this sale as an arms-length transaction, other bids in the property were below the successful bid. This may suggest that liquidation value and market value are synonymous for highly speculative rural properties requiring a long-term investment outlook and the ability to carry an asset with an uncertain potential revenue stream.

The comparable sales census includes a population of 44 properties ranging in size from 61,500 acres (Sale No. 10) to 127.65 acres (Sale No. 35). When the extremes are eliminated, the average size of the remaining sales drops to 5,391.06 acres.

The effect of size on marketability and price is evidenced by Sale No. 19, the December 1994 sale of former Exxon Holdings in Lafourche and Terrebonne Parishes. This 19,059 acre site was acquired for $120.68 per acre.

Sale No. 33 confirms that a discount is necessary when large blocks of wetlands are being sold. Sale No. 33 involves a two part acquisition of a 49,320 acre tract of land in proximity to the town of Gheens in north Lafourche Parish. The purchaser had been leasing a portion of the property and acquired half of the larger tract of land in 1998 with an option to acquire the balance. Approximately 3,000 acres of this tract or 6% of the total was suitable for agricultural use.

The purchaser acquired the property with the intent of establishing a commercial hunting and fishing operation.

A sale that would initially contradict a discount in price based on size is Sale No. 30. The property, according to an attorney that represented Louisiana Delta Farms, was acquired purely on the basis of its mineral production and potential. The property had been owned jointly by the Fruehauf Foundation, the heirs of W. Elton Jones and I. P. Farms, Inc., a wholly owned subsidiary of International Paper. One of the heirs acquired the interest conveyed for their own account. The Foundation wanted to liquidate their position due to liability and property management issues. The attorney involved indicated that the price was established based on a valuation of existing production and future reserves. In order for the Fruehauf Foundation to liquidate its position, Delta Farms, LLC was required to acquire the foundation's surface position as well.

The Louisiana Land and Exploration Company, a subsidiary of Burlington Resources, at one time controlled as much as 600,000 acres of coastal wetlands in Southeast Louisiana. Following their acquisition by Burlington, a decision was made to begin an asset disposition program and approximately 50,000 acres of marshland and reclaimed marshland was targeted for disposition. Since December of 2000, LL&E has sold multiple bulk tracts of marsh and reclaimed land in Lafourche and St. Charles Parishes, as well as numerous fishing camps and camp sites and two recreational marinas. LL& E owns a significant amount of acreage subject south Lafourche property that had been leveed and placed under pump prior to the implementation of strict wetlands regulations. Three such projects were in Golden Meadow and two were in the des Allemands/Paradis area of St. Charles Parish.

----------- --------- ---------------------- ----------------------- -------------- ------------- --------------------------
 SALE NO.                                                                AREA           UNIT
              DATE        CONSIDERATION            PURCHASER            (ACRES)        PRICE              LOCATION
----------- --------- ---------------------- ----------------------- -------------- ------------- --------------------------
    38       12/00          $310,500         LOOP, Inc.                  103.5       $3,000.00    E. Golden Meadows
                                                                                                  Reclamation Area
............ ......... ...................... ....................... .............. ............. ..........................
    39       10/01         $3,500,000        Dabunch, Inc.              3,096.2      $1,130.42    Des Allemands
                                                                                                  Reclamation Area
............ ......... ...................... ....................... .............. ............. ..........................
    40       10/01         $1,000,000        Kappa Loyal, LLC          1,714.66       $583.20     Paradis Reclamation Area
............ ......... ...................... ....................... .............. ............. ..........................
    43       11/01         $2,673,165        Galliano Cattle Co.       2,430.15      $1,100.00    Raphael Reclamation
                                                                                                  Project
............ ......... ...................... ....................... .............. ............. ..........................
    44       01/02          $2,100,00        Greater Lafourche          1,250.4      $1,679.49    E. Golden Meadow
                                             Port Commission                                      Reclamation Project
----------- --------- ---------------------- ----------------------- -------------- ------------- --------------------------

The five tracts recited, three in Lafourche Parish and the other two in St. Charles Parish, were formerly coastal marsh or freshwater swampland. LL&E, many years ago, undertook the reclaiming of the land by the construction of ring levees and the installation of pumps supporting drainage canals.

Sales 38 and 44 were sites surrounding the Golden Meadow Airport. The Lafourche Port Authority had taken over the operation of the airport and their acquisition will be used to create a business/industrial park in support of Port Fourchon.

The other three sales were consummated after an extensive marketing period. Notwithstanding the extensive infrastructure that was in place, these tracts commanded unit prices that were below that of good grade sugarcane land.

These lands generally do not support the cultivation of crops and due to inferior subsurface soil conditions, the land is subject to subsidence. These sales would also confirm that, Corps of Engineers regulatory authority notwithstanding, the value of reclaimed land does not justify the time and cost of reclamation.

Sales 41 and 42 are both located to the west of Highway 90 between Houma and Raceland. These two tracts involved a combination of marsh and wooded land that was ideally suited for hunting. There was active bidding on these tracts when LL&E announced their availability. The tracts had been productive for hunting over the years and their relative proximity to Houma made them attractive investments. While the soil conditions were generally swampy, the majority of the interior areas of these tracts were accessible by all terrain vehicles during the day season.

Sale No. 45 is the most recent sale of a bulk tract of cypress-tupelo swampland. This 7,481 acre tract is located near Lower Vacherie in northern Lafourche and Terrebonne Parishes. The site is accessible by car having more than 2.5 miles of frontage on Louisiana 20, which bisects the site.

This property sold on May 20, 2003 for $1,608,000, or $215.00 per acre. It was not actively marketed, however, it was common knowledge that the property was available for a number of years. The unit price paid is representative of the pricing structure that has been prevalent for bulk tracts of swampland for a number of years. The highest and best use of this property is hunting, trapping and freshwater fishing.

The profile of the subject properties generally mirrors that of the sale properties. Excluding the three bulk transactions with in excess of 15,000 acres each (Sales 10, 19, and 33), the remaining private sector sales contained an aggregate area of 101,130 acres and sold for $14,519,690, or $143.57 per acre. The average number of acres conveyed in each sale was 3,371 acres.

As noted earlier, the public sector has not been an active participant in the market for acquiring coastal marsh and/or inland swampland during the past ten years as reflected by only two acquisitions during the last decade. This would suggest that the most likely market would be individual purchasers with the primary motivation being recreational in nature.

The comparable sales data presented would support a base line value for coastal marsh of $150.00 per acre. This unit price would be subject to adjustment based on the quality of the wetlands, the percentage of land to open water and location.

Reclaimed marshland that is under active management and can support other uses in addition to hunting and fishing commands a significantly higher unit price than inaccessible open coastal marshes. This is confirmed by Sales 38, 39, 40, 43 and 44.

Heavily broken up marsh; marsh that is largely waterbottoms, would be discounted. Much of the non-reclaimed LL&E land in South Lafourche Parish consists of almost 95% open water, excepting the man-made dredge spoils areas adjacent to former oil field canals. There is no identifiable market for this type of property as it is difficult to manage or restrict access.

According to the U.S. Army Corps of Engineers, the Avoca Island Mapping Unit lost approximately 5,000 acres of marsh between 1930 and 1990. Over the past 14 years, efforts have been successful in reducing the erosion of the marsh, however, much of the interior of the island remains open water and subject to saltwater intrusion. According to the on-site manager, saltwater intrusion has destroyed much of the natural habitat for fish and the recreational amenity is now limited.

By virtue of the location of Avoca Island in direct proximity to Berwick, Morgan City and Amelia, and the extensive perimeter of the island, constant management is required to deter poaching and trespassing. The cost associated with land management and security is one of the primary motivations behind Burlington Resources Asset Divestiture program.

In their negotiations with Burlington Resources, the U.S. Department of Interior offered $200 per acre for 2,800 acres of pristine consolidated marsh adjacent to the Jean Lafitte National Park in Jefferson Parish along the shores of Lake Salvadore. The most recent sale of a large tract of high quality, cypress swamp was Sale 45, the May 2003 sale of 7,481 acres in Lower Vacherie for $215 per acre.

The subject includes, as noted before, three distinct land group types including marshland, ridge land and open water. The sales would support a base line value of high quality marsh of $200 per acre. Pastureland would command a premium over the marshland and will be assigned a value of $400 per acre. A higher value would be warranted if the pasture had direct access. The open water would be discounted relative to the value of the marshland and is assigned a value of $50 per acre. Using these per acre unit prices, the market value of the subject land can be calculated.

-------------------------------- ------------------------------ ----------------------------- ------------------------------
           LAND TYPE                         AREA                        UNIT PRICE                  INDICATED VALUE
-------------------------------- ------------------------------ ----------------------------- ------------------------------
Marsh                                     9,600 acres                     $200.00                      $1,920,000
................................. .............................. ............................. ..............................
Ridge Land                                1,800 acres                     $400.00                       $720,000
................................. .............................. ............................. ..............................
Open Water                                4,800 acres                      $50.00                       $240,000
-------------------------------- ------------------------------ ----------------------------- ------------------------------
Indicated Totals                         16,000 acres                     $166.50                      $2,664,000
-------------------------------- ------------------------------ ----------------------------- ------------------------------

The indicated value produces an overall weighted average unit price of $166.50 per acre. Over the last 20 years, private sector transactions involving a total of 235,734 acres of coastal marsh have produced an average unit price of $162.62 per acre. This is more than ample support for the estimated value of the subject tract. Accordingly, the market value of the fee simple interest in the subject property, Avoca Island, is concluded to be:

            Two Million Six Hundred Sixty Thousand and No/100 Dollars
                                 ($2,660,000.00)

A potential purchaser of the fee simple interest in the subject property would have to give consideration to the existing lease to the Avoca Duck Club. Under the terms of the lease, the Duck Club's initial replacement cost of the new lodge, for the purpose of the lease, shall not exceed $250,000 nor shall the reimbursable amount be less than an $80,000 floor. The club's cost is amortized over 30 years at $8,333.33 per year. The lease was effective on June 1, 1994. Amortizing the initial nine years would produce a current unamortized replacement cost of approximately $175,000.

Given the fact that the subject would not be self-sustaining based on its surface rentals, a potential purchaser would only be attracted to the Island for the potential to use the surface rights. As a consequence and in anticipation that no purchaser would buy the underlying fee for the right to receive the rental income in place, the unamortized cost of the Duck Club Lodge must be deducted from the unencumbered fee simple value, resulting in an estimated market value conclusion of the "as is" leased fee interest, calculated as follows:

--------------------------------------------------------------- -------------------------------
Unencumbered Fee Simple Interest                                          $2,660,000
Less:  Unamortized Replacement Cost of Lodge                               $175,000
--------------------------------------------------------------- -------------------------------
Indicated Value "As Is"                                                   $2,485,000
--------------------------------------------------------------- -------------------------------

At the concluded market value estimate, a sale could be completed within twelve to eighteen months. While the market is not particularly active for large blocks of coastal marsh, sales volume has been steady with the average absorption of similar type property being approximately 11,750 acres per year.

The appraisal has been prepared in conformity with, and subject to, the reporting requirements of the Uniform Standards of Professional Appraisal Practice, the Uniform Standards of Professional Appraisal Practice (USPAP), Title XI of the Financial Institutions Reform, Recovery and Enforcements Act of 1989 (FIRREA), the Office of the Comptroller of Currency, and the Louisiana Certified Real Estate Appraisers Law.

The appraisal report and the analyses contained herein are made under the assumption that there are no adverse environmental conditions affecting the subject property and that there are no hazardous materials on or near the subject property that would cause a loss in value.

The appraisal assignment was not based on a minimum valuation, a specific valuation or the approval of a loan. The undersigned has prepared narrative appraisals on numerous properties similar in scope to the subject.

I hope this report adequately serves your purposes. If there are any questions, or if I can be of further assistance, please do not hesitate to call. Thank you for the opportunity to be of service.

                                      Respectfully submitted,
                                      Robert W. Merrick Appraisal Division of
                                      Latter & Blum, Inc./Realtors

                                      /s/ Patrick J. Egan
                                      Patrick J. Egan, CRE
                                      Louisiana State Certified General Real
                                      Estate Appraiser, Certificate #0107

PJE/cs





   [Addenda, consisting of Subject Photographs, Location Map, Comparable Land
        Sales Map, Property and Lease Map, and Appraiser's Qualifications
         are available from Avoca. Please see Proxy Statement, Available
                            Information for details.]

                       [COLLARINI ASSOCIATES LETTERHEAD]




August 2, 2004


Mr. Paul Hogan
Avoca Incorporated
228 St. Charles Avenue, Suite 838
New Orleans, Louisiana 70130

Dear Mr. Hogan:

In accordance with your request, we have examined the geoscience, engineering, and financial data associated with Avoca Incorporated's mineral interest underlying Avoca Island, located in St. Mary Parish, Louisiana. You requested Collarini Associates to estimate the fair market value of these mineral interests.

There are four pieces of value of Avoca's mineral assets. The first, and most important, is the value of the current production from the five active wells. The second is the value associated with behind pipe zones in the current wells. The third is the value associated with the lease hold by McRae Exploration & Production, Inc. (McRae). The fourth is the value associated with future wells not yet drilled.

The fair market value of the first three pieces is based on reserves and future cash flow. There were no geologic maps available to us. Since the nature of the Operc Sands requires that pore-volume analysis be used for reserve estimation, we loaded the 3-D seismic dataset onto our seismic workstation. The depth of the producing wells coupled with what appeares to be problems with the seismic cultural data limited the usefulness of this data. However, when integrated with geologic, pressure, production, and other data, we were able to estimate the remaining producing and behind pipe reserves. We previously had received geologic and engineering information from McRae on their recently drilled well. We also scanned the entire 3-D dataset provided to us to appraise the future potential of the unleased acreage.


Current production

There were five wells producing, as of the first quarter of 2004. These wells generated revenue of $1,285,337 during the quarter, according to information you provided. Revenue has been fairly constant, with increasing prices compensating for decreasing production.

Collarini Associates examined the engineering and geoscience data on each of these wells and estimated remaining reserves. We then used Nymex futures prices, as of the close of the day May 5, 2004, to project future cash flow from each well. Based on information from the Society of Petroleum Evaluation Engineers
(SPEE), we estimated the fair market value for proved producing reserves to be 90% of the net present value, discounted at 15% annually. Based on the above, we estimate the fair market value of the producing properties as of May 1, 2004, to be $5.80 million.

Avoca Incorporated
August 2, 2004
Page Two


This is a fairly low multiple of the current cash flow. However, this is justified by the high production decline rate of the wells coupled with the forecasted decreasing forward oil and gas prices.


Behind pipe potential

We examined the behind pipe potential of the currently producing wells. There is considerable risk that offset wells have depleted these behind pipe reserves. Based on our experience in the acquisitions and divestment market place, we believe these reserves have no market value.


Undeveloped reserves

McRae is currently drilling a sidetrack that targets the Discorbis 4 Sand. The original well, the Burlington #1 Conrad, appears to have watered out prematurely due to a poor primary cement job. A sidetrack was attempted, but was mechanically unsuccessful. McRae initiated a second sidetrack in April 2004, and reached total depth in June 2004. The well was a dry hole. Log analysis and a production test confirmed the target zone is now wet. It appears the gas in the Discorbis 4 Sand migrated uphole, behind pipe in the original well. Since this was the only target for this well, the royalty interest for this well has no value.


Leasehold interest

Avoca owns unleased minerals underlying approximately 16,000 acres. There may be value associated with leasing this acreage plus the royalty received from successful drilling. A 3-D seismic survey was shot across this area several years ago, resulting in the drilling of several wells. Since this seismic data has been available for several years and has been evaluated by several companies, it is unlikely that additional drilling opportunities will be identified. Additionally, we saw no areas of immediate interest in the 3-D dataset. Thus no value was assigned to the unleased acreage.


Summary

In summary, we estimate the fair market value of the mineral and royalty interest owned by Avoca to be $5.80 million, as of May 1, 2004.

This fair market valuation has been performed in accordance with sound geoscience and engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of geoscience and engineering data, and all conclusions represent only informed professional judgments.

Avoca Incorporated
August 2, 2004
Page Three


The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Avoca Incorporated and from sources that provide publicly accessible data and are considered accurate.

A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,
COLLARINI ASSOCIATES



/s/ Dennis Jordan
Dennis Jordan, P.E.
President

DGJ/cab